Anghami Inc.

16th Floor, Al-Khatem Tower, WeWork Hub71

Abu Dhabi Global Market Square, Al Maryah Island

Abu Dhabi, United Arab Emirates

May 18, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino and Joshua Shainess

Re:	Anghami Inc.
Amendment No. 1 to Registration Statement on Form F-1
Filed March 2, 2022
File No. 333-262719

Ladies and Gentlemen:

Anghami Inc. (the “Company”) hereby submits via EDGAR this letter in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated March 21, 2022 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form F-1 filed with the Commission on March 2, 2022. In connection with this letter responding to the Staff’s comments, the Company is filing the accompanying Amendment No. 2 to the Registration Statement on Form F-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received from the Staff in its Comment Letter and certain other updated information provided in connection with the Company filing its annual report on Form 20-F for the year ended December 31, 2021.

The Staff’s comments as reflected in the Comment Letter are reproduced in bold type in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.

Amendment No.1 to Registration Statement on Form F-1

Cover Page

1. Disclose the exercise price of the warrants compared to the market price of Anghami’s ordinary shares. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the exercise price of the warrants is $11.50 per share, while the closing price of the Company’s ordinary shares on The Nasdaq Stock Market LLC on May 13, 2022 was $7.38. The Company respectfully advises the Staff that the Company has revised the disclosures on the cover page of the Registration Statement, the prospectus summary section on page 6 of the Registration Statement, the risk factors section on page 24 of the Registration Statement, the use of proceeds section on page 45 of the Registration Statement, and the liquidity and capital resources section beginning on page 116 of the Registration Statement to include the requested disclosures in response to the Staff’s comment.

2. We note the significant number of redemptions of VMAC Class A common stock in connection with the business combination and that the shares being registered for resale will constitute a considerable percentage of Anghami’s public float. Revise to prominently highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of Anghami’s ordinary shares.

Response: The Company respectfully acknowledges the Staff’s comment, and informs the Staff that the Company has revised the disclosure on page 39 of the Registration Statement to add risk factors with the headings “Future sales, or the perception of future sales, of our ordinary shares and/or warrants being offered by us or our existing securityholders may cause the market price of such securities to decline significantly.”

May 18, 2022

Risk Factors

Future resales of our ordinary shares and/or warrants may cause the market price of such securities to drop significantly …, page 37

3. You state on page 37 that “[f]uture” resales of your ordinary shares and warrants may cause the market price of such securities to drop significantly. This statement should be updated given that this prospectus is facilitating those sales. Please revise to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of Anghami’s ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is near the SPAC IPO price, certain selling securityholders may have an incentive to sell because they will still profit on sales of shares purchased at lower prices as compared to the prices paid by public investors.

Response: The Company respectfully acknowledges the Staff’s comment, and informs the Staff that the Company has revised the disclosure on page 39 of the Registration Statement to replace the risk factor on page 37 with a new risk factor with the heading “Future sales, or the perception of future sales, of our ordinary shares and/or warrants being offered by us or our existing securityholders may cause the market price of such securities to decline significantly,” and the Company has added a new risk factor on page 40 of the Registration Statement with the heading “Certain of the selling securityholders acquired their shares at a price that is less than the market price of our ordinary shares as of the date of this prospectus, may earn a positive rate of return even if the price of our ordinary shares declines and may be willing to sell their shares at a price less than shareholders that acquired our shares in the public market.”

In addition, the Company has added disclosure of the approximate prices paid by each of the selling securityholders for their securities in the Company beginning on page 143 of the Registration Statement under the heading “Selling Securityholders.”

Management

Compensation of Directors and Officer, page 97

4. Please disclose the compensation paid to your executive officers and directors for the year ended December 31, 2021. Refer to Item 6.B. of Form 20-F (incorporated into Item 4 of Form F-1).

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on page 102 of the Registration Statement to include the requested disclosure in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 100

5. We note that Anghami’s projected revenues for 2021 were between $48 and $50.1 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and VMAC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Six Months Ended June 30, 2021 was approximately $16 million. With a view toward revised disclosure, please advise us whether you anticipate missing your 2021 revenue projections. To the extent applicable, please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: The Company respectfully advises the Staff that the Company has revised the Registration Statement to include its financial statements for the fiscal year ended December 31, 2021. In addition, the Company has updated the section entitled “Unaudited Pro Forma Combined Financial Information” beginning on page 48 of the Registration Statement, the section entitled “Management’s Discussion and Analysis of Financial Condition And Results Of Operations—Recent Developments” beginning on page 105 of the Registration Statement, and the section entitled “Liquidity and Capital Resources” beginning on page 116 of the Registration Statement to provide updated information about the Company’s financial position, including disclosure of the amount of the Company’s cash and cash equivalents as of March 31, 2022.

May 18, 2022

Liquidity and Capital Resources, page 116

6. In light of the significant number of redemptions in connection with the business combination and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of Anghami’s ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company respectfully requests that the Staff review the Company’s response to comment 5 above. In addition, the Company has revised the disclosure on page 40 of the Registration Statement to add a new risk factor with the headings “Offers or availability for sale of a substantial number of shares of our ordinary shares may cause the price of our ordinary shares to decline and could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future.”

General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices at which the Sponsor and other selling securityholders acquired their shares and warrants, and the price at which the public securityholders acquired their shares and warrants. Disclose that while the Sponsor and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company has added disclosure of the approximate prices paid by each of the selling securityholders for their securities of the Company in the notes to the table of the selling securityholders beginning on page 143 of the Registration Statement under the heading “Selling Securityholders.” In general, selling securityholders will recognize a profit equal to the price at which the selling securityholders sell their shares less their costs to acquire the shares and any other costs incurred in connection with acquiring and selling such shares. Because the Company is unable to estimate the costs that such selling securityholders may incur in connection with their sales, the Company is unable to disclose the potential profit that the selling securityholders may earn from any sales of their securities of the Company.

The Company respectfully advises the Staff that the Company has revised the risk factor disclosure as requested and requests the Staff to direct its attention to the responses provided to comments 2 and 3 above, which among other things, describe certain risk factors added by the Company to the Registration Statement, including a risk factor with the heading “Certain of our security holders acquired their shares at a price that is less than the market price of our ordinary shares as of the date of this prospectus, may earn a positive rate of return even if the price of our ordinary shares declines and may be willing to sell their shares at a price less than shareholders that acquired our shares in the public market,” which describes certain risks associated with the selling securityholders having a lower basis in their securities than certain other securityholders.

*****

Please do not hesitate to contact our counsel, Blake Redwine of Norton Rose Fulbright US LLP, by telephone at (214) 855-7425 with any questions or comments regarding this correspondence.

Very Truly Yours

By:	/s/ Edgard Maroun
Name:	Edgard Maroun
Title:	Chief Executive Officer of Anghami Inc.

cc:	Blake Redwine, Esq., Norton Rose Fulbright US LLP
Ayse Yuksel Mahfoud, Esq., Norton Rose Fulbright US LLP

3